SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  18 May 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  'Final Results' announcement made on 18 May 2006


May 18, 2006


PRELIMINARY RESULTS - YEAR TO MARCH 31, 2006

FOURTH QUARTER HIGHLIGHTS


- Revenue of GBP5,134 million, up 7 per cent (5 per cent excluding acquisitions)

- New wave revenue of GBP1,851 million, up 28 per cent, represents 36 per cent of total revenue

- EBITDA before specific items1 and leaver costs of GBP1,498 million, up 1 per cent

- Profit before taxation, specific items1 and leaver costs of GBP629 million, up 4 per cent

- Earnings per share before specific items1 and leaver costs of 5.7 pence, up 8 per cent, the sixteenth consecutive quarter of year on year growth

- Broadband net additions2 of 0.8 million, of which BT Retail's share was 31 per cent


FULL YEAR HIGHLIGHTS


- Revenue of GBP19,514 million, up 6 per cent (3 per cent excluding the impact of reductions to mobile termination rates and acquisitions)

- New wave revenue of GBP6,282 million, up 38 per cent, represents 32 per cent of total revenue

- Profit before taxation and specific items1 of GBP2,177 million, up 5 per cent

- Earnings per share before specific items1 of 19.5 pence, up 8 per cent

- Free cash flow of GBP1,612 million and net debt reduced to GBP7.5 billion

- Full year dividend of 11.9 pence per share, up 14 per cent

- Broadband end users2 of 7.9 million, at 31 March 2006, up 58 per cent


The income statement, cash flow statement and balance sheet, drawn up in accordance with IFRS, from which this information is extracted are set out on pages 16 to 22.


1 Specific items are material one off or unusual items as defined in note 4 on page 26.

2  Includes DSL and LLU connections.


Chairman's statement


Sir Christopher Bland, Chairman, commenting on the full year results, said:


"This is an excellent set of full year results delivered in a competitive and fast-changing environment. Revenues for the full year have grown by 6 per cent; new wave revenues, which grew by 38 per cent to GBP6.3 billion, now represent around one third of the group's business. We have continued to transform the business at a fast pace whilst growing our earnings per share before specific items by 8 per cent to 19.5 pence.

"I am pleased to announce a full year dividend of 11.9 pence per share, 14 per cent higher than last year. We are confident in our ability to improve
shareholder   returns  and  accelerate  the  strategic   transformation  of  the
business."


Chief Executive's statement


Ben Verwaayen, Chief Executive, commenting on the fourth quarter results, said:


"This quarter's results are a terrific set of numbers. They show BT firing on all cylinders, with EBITDA*, revenue and earnings per share* all growing. These results provide further evidence that our strategy of embracing change is working. We have now delivered sixteen consecutive quarters of growth in earnings per share*.

"BT is now a truly global company, delivering services to more than 170 countries with more than 20 per cent of our networked IT services contract wins outside the UK. BT lines now carry 8 million broadband connections and we have started rolling out speeds of up to 8 Mbit/s.

"BT has changed very significantly from 4 years ago, and the transformation is accelerating."


* before specific items and leaver costs


RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED
MARCH 31, 2006


                           Fourth quarter                    Year
                      2006     2005   Better       2006      2005       Better
                                      (worse)                           (worse)
                      GBPm     GBPm       %        GBPm      GBPm            %

Revenue              5,134    4,820       7      19,514    18,429            6

EBITDA
  - before specific
    items and leaver
    costs            1,498    1,484       1       5,650     5,703           (1)
  - before specific
    items            1,431    1,440      (1)      5,517     5,537            -

Profit before taxation
  - before specific
    items and leaver
    costs              629      604       4       2,310     2,246            3
  - before specific
    items              562      560       -       2,177     2,080            5
  - after specific
    items              507      577     (12)      2,040     2,354          (13)

Earnings per share
  - before specific
    items and leaver
    costs             5.7p     5.3p      8        20.6p     19.4p           6
  - before specific
    items             5.1p     4.9p      4        19.5p     18.1p           8
  - after specific
    items             4.7p     5.2p    (10)       18.4p     21.5p         (14)

Capital expenditure    973      744     (31)      3,142     3,011           (4)

Free cash flow       1,097    1,144      (4)      1,612   2,282(i)         (29)

Net debt                                          7,534     7,893            5



(i) Includes disposal proceeds of GBP537 million mainly from the sale of the Eutelsat, Intelsat and Starhub investments.


The commentary on the fourth quarter results focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 26.

The comparative results have been restated to reflect the requirements of IFRS which the group has adopted (see note 1).

The income statement, cash flow statement and balance sheet are provided on pages 16 to 22. A reconciliation of EBITDA before specific items to group operating profit is provided on page 30. A definition and reconciliation of free cash flow and net debt are provided on pages 27 to 29.


GROUP RESULTS

Fourth quarter ended March 31, 2006

Revenue was 7 per cent higher at GBP5,134 million in the quarter with the continued strong growth of new wave revenue more than offsetting the decline in traditional revenue. Underlying revenue, adjusted for the acquisitions of Albacom and Infonet, was 5 per cent higher than last year. EBITDA before specific items and leaver costs showed growth of 0.9 per cent, compared to the decline of 0.6 per cent last quarter. This is the first quarter in the last eleven that has shown positive year on year growth and continues the improving trend of recent quarters. Earnings per share before specific items and leaver costs increased by 8 per cent to 5.7 pence, the sixteenth consecutive quarter of year on year growth.

The strong growth in new wave business has continued and at GBP1,851 million new wave revenue was 28 per cent higher than last year. New wave revenue is mainly generated from networked IT services, broadband and mobility. Networked IT services revenue grew by 22 per cent to GBP1,214 million, broadband revenue increased by 44 per cent to GBP421 million and mobility revenue increased by 41 per cent to GBP82 million. Excluding Albacom and Infonet, the organic growth in new wave revenue was 23 per cent.

Networked IT services contract wins were GBP1.1 billion in the fourth quarter and the value of total orders achieved over the last twelve months was GBP5.4 billion. Of this total more than 20 per cent of the order value was achieved outside the UK.

BT had 7.9 million wholesale broadband connections at March 31, 2006, including 356,000 local loop unbundled lines, an increase of 2.9 million connections year on year, with these connections available at up to 2Mbit/s. Continuing BT's commitment to delivering higher speed broadband, DSL Max, which offers speeds of up to 8Mbit/s across the UK, was launched on 31 March. BT is offering its wholesale customers DSL Max at no extra cost to the existing 2Mbit/s service. In upgrading more than 5,300 exchanges to support this service, BT is providing the UK market with the highest stable speed broadband service across the widest national footprint in the world.

Revenue from the group's traditional businesses declined by 3 per cent, continuing recent trends. This reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services.

Major corporate (UK and international) revenue showed continued strong growth of 14 per cent, with growth in new wave revenue of 24 per cent more than offsetting the decline in traditional services. Excluding the impact of Albacom and Infonet, revenue grew by 9 per cent. There is a continued migration from traditional voice only services to networked IT services and an increase in mobility and broadband revenue. New wave revenue now represents 63 per cent of major corporate revenues.

Revenue from smaller and medium sized (SME) UK businesses declined by 2 per cent. New wave revenue grew by 12 per cent driven by continued growth in broadband and networked IT services. The number of BT Business Plan locations increased by 15 per cent to 513,000 by March 31, 2006. BT Business Plan now covers over 57 per cent of SME call revenues.

Consumer revenue in the fourth quarter was 4 per cent lower, although traditional consumer revenue declined by 10 per cent year on year. This demonstrates a strategic shift towards new wave products with an increase in revenue of 45 per cent in the quarter. New wave revenue now represents 15 per cent of the total.

The underlying 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP251 increased by GBP1 compared to last quarter, with increased broadband volumes more than offsetting lower call revenues. Contracted revenues were 67 per cent of the total, which is 4 percentage points higher than last year.

Wholesale (UK and Global Carrier) revenue increased by 14 per cent. UK Wholesale new wave revenue increased by 44 per cent to GBP298 million, mainly driven by broadband and managed services.

Group operating costs before specific items increased by 9 per cent year on year to GBP4,554 million, including the costs from Albacom and Infonet. Net staff costs before leaver costs, and net of own work capitalised, increased by GBP6 million to GBP986 million, reflecting higher capital expenditure in the quarter. Leaver costs were GBP67 million in the quarter (GBP44 million last year). Payments to other telecommunication operators increased by 14 per cent year on year at GBP1,015 million mainly due to the impact of Albacom and Infonet. Other operating costs before specific items increased by GBP211 million mainly due to increased costs of sales from both organic and inorganic growth in networked IT services, partly offset by cost savings from our efficiency programmes. Depreciation and amortisation increased by 4 per cent year on year to GBP773 million.

EBITDA before specific items and leaver costs increased by 0.9 per cent, compared to the decline of 0.6 per cent last quarter, continuing the improving trend seen during the year. Group operating profit before specific items and leaver costs decreased by 2 per cent to GBP725 million mainly as a result of the higher depreciation and amortisation.

Net finance costs were GBP101 million, an improvement of GBP40 million against last year. The net finance income associated with the group's defined benefit pension obligation of GBP63 million was GBP14 million higher than last year, which along with the reduction in the level of net debt and the lower implied interest rate as a result of the bond repayments in December and February have all contributed to the decrease in net finance costs.

Profit before taxation, specific items and leaver costs increased by 4 per cent to GBP629 million with the reduction in net finance costs and an increase in the share of profits of associates and joint ventures offsetting the reduction in group operating profit.

The effective tax rate on the profit before specific items was 23.3 per cent (25.9 per cent last year). The effective tax rate reflects the continued focus on tax efficiency within the group.


Specific items

Specific items are defined in note 4 on page 26. There was a net charge before taxation of GBP55 million in the quarter (GBP17 million credit last year). Costs of GBP56 million relating to the rationalisation of the group's provincial office portfolio were incurred in the quarter (GBP29 million last year). This rationalisation programme is expected to continue throughout the next financial year giving rise to additional rationalisation costs. Also included in prior year specific items was a GBP46 million profit on disposal of the non current asset investment in Intelsat.

Specific items in the full year were a net charge before taxation of GBP137 million (GBP274 million net credit last year). This includes a GBP70 million provision relating to the incremental and directly attributable costs to create the new line of business, Openreach, required under the Undertakings agreed with Ofcom. Openreach will be reported as a separate line of business from the first quarter of next year. Property rationalisation costs for the full year were GBP68 million (GBP59 million last year). Also included in prior year specific items was a GBP358 million profit on disposal, mainly in respect of the sale of the non current asset investments in Eutelsat, Starhub and Intelsat.

Earnings per share after specific items were 4.7 pence in the quarter (5.2 pence last year) and 18.4 pence for the full year (21.5 pence last year)


Full year ended March 31, 2006

Revenue increased by 6 per cent in the year to GBP19,514 million (up 3 per cent excluding the impact of reductions in mobile termination rates and the acquisitions of Albacom and Infonet). The strong growth in new wave business has continued and at GBP6,282 million new wave revenue was 38 per cent higher than last year. This strong growth more than offset the decline in traditional revenue of 5 per cent.

We remain focused on financial discipline and our cost efficiency programmes achieved savings of over GBP400 million in the full year. This has enabled us to invest in further growing our new wave activities. We aim to deliver savings of at least GBP400 million in each of the next three years.

EBITDA before specific items was GBP5,517 million, which was flat compared to the prior year. Group operating profit before specific items at GBP2,633 million was 2 per cent lower than the prior year as a result of higher depreciation and amortisation.

Our share of profits of associates and joint ventures before specific items was GBP16 million (GBP14 million of losses last year).

Net finance costs were GBP472 million, an improvement of GBP127 million against last year. The net finance income associated with the group's defined benefit pension obligation of GBP254 million was GBP56 million higher than last year. Also included in the current year is a GBP27 million net gain arising from the fair value movements in, and realised gain arising from the early redemption of the US dollar 2008 LG Telecom convertible bond. The reduction in the level of debt compared to the prior year has also contributed to the decrease in net finance costs.

The group achieved a profit before taxation and specific items of GBP2,177 million, a 5 per cent increase, reflecting lower net finance costs and an increased share of profits from joint ventures and associates.

Earnings per share before specific items increased by 4 per cent to 5.1 pence.

The taxation charge for the year was GBP533 million on the profit before specific items, an effective tax rate of 24.5 per cent (26.0 per cent last year).

Earnings per share before specific items were 8 per cent higher at 19.5 pence for the year.


Cash flow and net debt

Net cash from operating activities in the fourth quarter amounted to GBP2,065 million, an increase of GBP146 million primarily as a result of a strong working capital performance and lower tax payments in the quarter. Free cash flow was a net inflow of GBP1,097 million in the fourth quarter compared to GBP1,144 million last year which included disposal proceeds of GBP62 million relating to the sale of the non current asset investment in Intelsat. The free cash flow for the full year amounted to GBP1,612 million compared to GBP2,282 million last year which included GBP537 million proceeds from the disposal of investments, mainly being Eutelsat, Intelsat and Starhub. Working capital improved by a further GBP120 million in the year following last year's strong performance.

Cash flows from investing activities were a net cash inflow of GBP105 million in the fourth quarter compared to an outflow of GBP387 million last year. Net cash outflow relating to the acquisition of subsidiaries in the quarter was GBP55 million principally relating to the acquisition of Atlanet. This compares to an outflow of GBP418 million in the prior year which included the acquisitions of Infonet and Albacom. Interest received was GBP220 million lower principally due to the impact of swap restructuring in the prior year. The net proceeds of GBP933 million arising on the sale of investments was used to fund partly the repayment of maturing debt and the interim dividend. The net cash outflow from capital expenditure, net of disposal proceeds, amounted to GBP792 million in the quarter compared to GBP735 million last year.

Cash flows from financing activities were a net outflow of GBP1,399 million in the fourth quarter compared to GBP856 million last year. Interest paid was GBP147 million lower than last year due to the impact of swap restructuring in the prior year. In addition there was an increase of GBP619 million in net repayments of borrowings compared to the prior year. This is due to the repayment of maturing debt offset by the issue of an additional GBP1 billion of debt in the quarter.

The share buyback programme continued with the repurchase of 53 million shares in the quarter, taking the total value of shares repurchased in the year to GBP348 million. Net debt was GBP7,534 million at March 31, 2006, a reduction of GBP579 million in the quarter. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 27 to 29.


Dividends

The board recommends a final dividend of 7.6 pence per share to shareholders, amounting to GBP632 million. This will be paid, subject to shareholder approval, on September 11, 2006 to shareholders on the register on August 18, 2006. The ex-dividend date is August 16, 2006.

The full year proposed dividend has increased by 14 per cent to 11.9 pence per share, compared to 10.4 pence last year. This year's dividend pay out ratio is 61 per cent of earnings before specific items, compared to 57 per cent last year.

We continue with our progressive dividend policy. We expect our payout ratio to rise to around two thirds of underlying earnings in 2007/08.


Pensions

The IAS 19 net pension obligation at March 31, 2006 was a deficit of GBP1.8 billion, net of tax, being half the level at March 31, 2005. This reflects strong asset growth offset by the impact of longer life expectancy and lower discount rates. The BT Pension Scheme had assets of GBP36 billion at March 31, 2006. Detailed IAS 19 disclosures are provided in note 13 on pages 32 to 36.

The triennial funding valuation at December 31, 2005 is currently being performed and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984.


21st Century Network

Contracts have been signed with the eight 21CN preferred suppliers and the first equipment orders have been placed against these contracts.

Building on the successful conclusion to the second phase of 21CN voice transformation trials on strategic equipment in December 2005, the next phase, the trial of telephone services over the IP network is scheduled to start before the end of May 2006.

Operational planning to migrate customers to the 21CN in Cardiff, which will see the first live operation of 21CN in November 2006, is well advanced. Following successful implementation in Cardiff, and following a comprehensive industry review, BT will proceed to a national migration programme. Through the communication forum Consult 21, BT, in close consultation with industry and Ofcom, is agreeing detailed migration plans for the entirety of the migration period.


Line of business results

We reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.

The main changes are the transfer of BT's UK Major Business operations into BT Global Services from BT Retail and Field Services being moved from BT Retail to BT Wholesale, in anticipation of the creation of Openreach.


Openreach

Openreach  was  launched  on  January  21,  2006.  We will  have  completed  the separation, configuration and implementation of financial reporting and operational systems to facilitate the reporting of the results of Openreach by the first quarter of the year ending March 31, 2007. This is in accordance with the timetable specified by the Undertakings.

On May 31, 2006 the Equality of Access Board, a board committee established by BT as required by the undertakings to Ofcom, will publish its first annual report on BT's compliance with and delivery of its Undertakings.


Outlook

Our performance underpins our confidence that we can continue to grow revenue, EBITDA, earnings per share and dividends over the coming year. Revenue growth will continue to be fuelled by new wave services; the EBITDA improvement will be driven by the continued growth in BT Retail's profitability and an acceleration through the year of the EBITDA growth in BT Global Services.

We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business.
_________________________________________________________________


The Annual Report and Form 20-F is expected to be published on May 31, 2006. The Annual General Meeting of BT Group plc will be held at Barbican Centre, London on July 12, 2006.



BT Retail


                     Fourth quarter ended March 31                Year ended
                                                                    March 31
                      ---------------------------                 ------------
                 2006     2005*       Better (worse)             2006     2005*
                 GBPm     GBPm           GBPm          %         GBPm     GBPm

Revenue         2,123    2,149           (26)        (1)        8,452    8,698
Gross margin      613      597            16          3         2,354    2,354
SG&A before       391      385            (6)        (2)        1,541    1,576
leaver costs
EBITDA before     222      212            10          5           813      778
leaver costs
Leaver costs        9       15             6         40            22       24
EBITDA            213      197            16          8           791      754
Depreciation
and                38       38             -          -           147      147
amortisation
Operating         175      159            16         10           644      607
profit

Capital            53       54             1          2           153      170
expenditure



*Restated to reflect changes in intra-group trading arrangements.


BT Retail's EBITDA before leaver costs was 5 per cent higher than last year. For the third consecutive quarter EBITDA has grown and the rate of revenue decline has slowed. Gross margins increased by 1.1 percentage points compared to the prior year due to improved margin management. This more than compensated for the 1 per cent decline in revenues. Combined with lower leaver costs, the improved performance has led to an increase in operating profit of 10 per cent to GBP175 million. Traditional revenue declined by 6 per cent whilst new wave revenue grew by 31 per cent, driven primarily by broadband and mobility. New wave revenue was 19 per cent of total revenue in the quarter, up from 14 per cent last year.

Broadband revenue grew by 35 per cent to GBP202 million with BT Retail connections at 31 March growing to 2,584,000, an increase of 11 per cent in the quarter. We achieved a 31 per cent market share of broadband net additions (DSL plus LLU) in the fourth quarter following the re-launch of the simplified broadband tariffs and updated advertising campaigns in October 2005. Consumer broadband net additions were 227,000 for the quarter, and we have seen a growing shift in the proportion of customers opting for higher value packages over the quarter.

Revenue from mobility services increased by 18 per cent to GBP39 million. BT Fusion, is still the only intelligent mobile service that switches calls seamlessly to a broadband line when the user is at home or in the office, offering customers the convenience of mobile in combination with the cost and quality advantages of a fixed-line phone. BT Fusion connections continue to rise following the launch of the market leading V3B (Motorola RAZR) handset and the launch of a BT Fusion proposition for the business market in February 2006. BT Fusion has now attracted over 30,000 connections since the launch.

We have had success with new value-added initiatives to our customer propositions. BT Privacy has more than 3.7 million registered customers, an increase of 30 per cent from last quarter. Following its launch in October 2005, more than one million customers have registered to have their Friends & Family calling circle automatically updated to ensure that the numbers they dial most frequently attract maximum discounts. BT Text service on fixed lines, with Tom Baker as the distinctive voice of BT Text until the end of April, has increased the volume of text messages sent by an impressive 530 per cent compared to the prior year. As at 31 March 2006, 268,000 BT customers were registered for the service and around 1.2 million text messages were being sent to landlines every week, a year on year increase of 145 per cent.

We are playing a lead role in the development of internet telephony or Voice over IP (VoIP), having a rich product offering including: BT Communicator, which enables customers to make voice calls over the internet using a PC or laptop; and Broadband Talk, enabling customers to make and receive broadband calls on a second line, using an ordinary touch-tone telephone.

We will shortly be introducing a range of converged next generation services to help make life simpler and better for our customers. At the heart of this will be the BT Hub, which will enable wireless networking for all the family's PCs and laptops, voice calls over broadband, video telephony, high definition voice, monitoring services and remote diagnostics. Work also continues on BT Vision, which is due to launch in the autumn.

BT Openzone is one of the leading providers of Wi-Fi services in the UK and Ireland. Recently awarded the Brainheart European Wi-Fi award in recognition of its contribution to the growth of the European Wi-Fi industry, we operate our own network of high quality sites and offer more wholesale and roaming connections than any other UK Wi-Fi network operator. We have already built the Openzone network in Westminster and Cardiff and have announced plans to Wi-Fi enable twelve further cities by the end of 2006. Our customers currently have access to more than 8,400 hotspots throughout the UK and Ireland and more than 30,000 globally.


BT Wholesale


                          Fourth quarter ended March 31              Year
                                                                ended March 31
                           ---------------------------           -------------
                2006     2005*       Better (worse)             2006      2005*
                GBPm     GBPm          GBPm          %          GBPm      GBPm

External       1,111      973           138         14         4,226     3,820
revenue
Internal       1,233    1,314           (81)        (6)        5,006     5,275
revenue
Revenue        2,344    2,287            57          2         9,232     9,095
Variable cost    567      509           (58)       (11)        2,201     2,162
of sales
Gross          1,777    1,778            (1)         -         7,031     6,933
variable
profit
Network and
SG&A before      788      791             3          -         3,103     3,007
leaver costs
EBITDA before    989      987             2          -         3,928     3,926
leaver costs
Leaver costs      26        3           (23)        n/m           34        62
EBITDA           963      984           (21)        (2)        3,894     3,864
Depreciation     516      485           (31)        (6)        1,902     1,914
and
amortisation
Operating        447      499           (52)       (10)        1,992     1,950
profit

Capital          591      442          (149)       (34)        2,013     1,981
expenditure
=============  =======  =======      =======  =========      =======  ========


*Restated to reflect changes in intra-group trading arrangements.


BT Wholesale revenue in the fourth quarter of GBP2,344 million increased by 2 per cent, driven by external revenue growth of 14 per cent, reflecting strong revenue growth in broadband, wholesale line rental and managed network services. External revenue from new wave services increased by 44 per cent to GBP298 million and now accounts for 27 per cent of external revenue compared to 21 per cent last year.

Internal revenue declined by 6 per cent to GBP1,233 million due to the impact of lower volumes of calls and lines and lower regulatory prices being reflected in internal charges partially offset by strong growth from internal broadband revenue.

Gross variable profit at GBP1,777 million was flat, largely as a result of the change in sales mix and decline in traditional products. Cost savings have been more than offset by the significantly increased levels of activity in the network due to growth in broadband and local loop unbundling. Overall, this has delivered a GBP2 million increase in EBITDA before leaver costs. Increased leaver payments and higher depreciation as a result of the increased capital expenditure to prepare for the 21CN, have resulted in a 10 per cent decline in operating profit.

Capital expenditure in the quarter was 34 per cent higher than last year reflecting the increased investment in the 21CN and expenditure on new systems to ensure compliance with the Undertakings agreed with Ofcom for the creation of Openreach. Investment in legacy network technologies continues to be lower than last year.


Following successful end user trials, BT Movio, a wholesale service providing mobile operators with TV and radio channels to mobile handsets, is set for commercial launch later this year. BT Movio will provide consumers with a simple to use and reliable digital TV and radio service. In February we announced that Virgin will be the first mobile operator to offer the service to its customers.


BT Global Services


                       Fourth quarter ended March 31                Year ended
                                                                     March 31
                        ---------------------------               -------------
                 2006     2005*       Better (worse)             2006     2005*
                 GBPm     GBPm          GBPm        %            GBPm     GBPm

Revenue         2,369    2,160           209         10         8,632    7,488
EBITDA before
leaver            332      316            16          5         1,050    1,020
costs
Leaver costs       21       15            (6)       (40)           49       59
EBITDA            311      301            10          3         1,001      961
Depreciation
and               168      148           (20)       (14)          638      550
amortisation
Operating         143      153           (10)        (7)          363      411
profit

Capital           220      159           (61)       (38)          702      605
expenditure
=============   =======  =======      =======  =========       =======  =======


*Restated to reflect changes in intra-group trading arrangements.


BT Global Services generated strong revenue growth in the fourth quarter, increasing by 10 per cent to GBP2,369 million. Underlying growth, excluding acquisitions, was 5 per cent, driven by the continued expansion of networked IT services both in the UK and globally whilst traditional revenues continue to decline. Multi Protocol Label Switching (MPLS) grew 43 per cent year on year. Order intake remained healthy with networked IT services contract orders of GBP1.1 billion, resulting in orders of GBP5.4 billion over the last twelve months of which more than 20 per cent was generated outside the UK.

EBITDA before leaver costs increased year on year by GBP16 million. Further growth in new wave profitability, including the effect of the Infonet and Albacom acquisitions, more than offset the decline in EBITDA experienced in UK traditional products, including migration to IPVPNs sold to UK corporates and further reductions in dial IP due to broadband substitution. Higher depreciation costs, partly due to the acquisitions, together with higher leaver costs, resulted in a fall in operating profit of GBP10 million.

Capital expenditure in the quarter at GBP220 million rose by GBP61 million due to extra network investment outside the UK, including expenditure in Infonet and Albacom.

BT is playing a critical role in the transformation of patient care within the NHS. At the Royal Cornwall Hospitals NHS Trust in Truro, it introduced the first system of its kind in a UK hospital that allows staff to contact each other instantly anywhere in the hospital through a voice-activated, wearable badge.

BT continues to build on its successes with its contracts for NHS National Programme for Information Technology. On N3, the NHS broadband network, BT had installed more than 14,000 connections at March 31, 2006 and is ahead of schedule to hit its target of 18,000 connections by March 2007.

Spine,  the  world's  largest  transactional   database  which  facilitates  the
effective storage and management of electronic care records, had around 200,000 registered users at March 31, 2006.

As the London local service provider, BT has already delivered its first major acute patient administration system at Queen Mary's Hospital Sidcup, as well as community health systems to two primary care trusts. It has also completed 50 per cent of its roll out of Picture Archiving and Communications Systems - systems which enable X-rays and scans to be stored, displayed, transmitted and archived electronically, rather than being printed onto film - and has delivered 43 GP systems, two pharmacy stock control systems and two pathology systems.


GROUP INCOME STATEMENT

for the three months ended March 31, 2006


                                      Before specific      Specific      Total
                                                items         items
                                                            (note 4)
             (unaudited)   Notes                 GBPm          GBPm       GBPm
 ------------------------- ------            ----------   -----------  ---------

Revenue                        2                5,134             -      5,134
Other operating income                             78             -         78
Operating costs                3               (4,554)          (56)    (4,610)
Operating profit               2                  658           (56)       602

Finance costs                                    (640)            -       (640)
Finance income                                    539             -        539
Net finance costs              5                 (101)            -       (101)

Share of post tax profits
of associates and joint
ventures                                            5             -          5

Profit on disposal of
joint venture                                       -             1          1

Profit before taxation                            562           (55)       507

Taxation                                         (131)           16       (115)

Profit for the period
attributable to equity
shareholders                                      431           (39)       392

Attributable to:
Equity shareholders                               430           (39)       391
Minority interests                                  1             -          1

Earnings per share             6
              - basic                             5.1p                     4.7p
              - diluted                           5.1p                     4.6p
 -------------------------  ------           ----------   -----------  ---------


GROUP INCOME STATEMENT

for the three months ended March 31, 2005


                                      Before specific      Specific      Total
                                                items         items
                                                            (note 4)
             (unaudited)   Notes                 GBPm          GBPm       GBPm
 ------------------------- ------            ----------   -----------  ---------

Revenue                        2                4,820             -      4,820
Other operating income                             39            46         85
Operating costs                3               (4,164)          (29)    (4,193)
Operating profit               2                  695            17        712

Finance costs                                    (689)            -       (689)
Finance income                                    548             -        548
Net finance costs              5                 (141)            -       (141)

Share of post tax profits
of associates and joint
ventures                                            6             -          6

Profit before taxation                            560            17        577

Taxation                                         (145)            8       (137)

Profit for the period
attributable to equity
shareholders                                      415            25        440

Earnings per share             6
              - basic                             4.9p                     5.2p
              - diluted                           4.8p                     5.1p
 -------------------------  ------           ----------   -----------  ---------


GROUP INCOME STATEMENT

for the year ended March 31, 2006


                                    Before specific      Specific       Total
                                              items         items
                                                          (note 4)
                          Notes                GBPm          GBPm       GBPm
 ------------------------ ------          -----------    ----------  ---------

Revenue                       2              19,514             -     19,514
Other operating income                          227             -        227
Operating costs               3             (17,108)         (138)   (17,246)
Operating profit              2               2,633          (138)     2,495

Finance costs                                (2,740)            -     (2,740)
Finance income                                2,268             -      2,268
Net finance costs             5                (472)            -       (472)

Share of post tax profits
of associates and joint
ventures                                         16             -         16

Profit on disposal of
joint venture                                     -             1          1

Profit before taxation                        2,177          (137)     2,040

Taxation                                       (533)           41       (492)

Profit for the year                           1,644           (96)     1,548

Attributable to:
Equity shareholders                           1,643           (96)     1,547
Minority interests                                1             -          1

Earnings per share            6
             - basic                           19.5p                    18.4p
             - diluted                         19.2p                    18.1p
 ------------------------  ------         -----------    ----------    ---------


GROUP INCOME STATEMENT

for the year ended March 31, 2005

                                Before specific items Specific items      Total
                                                             (note 4)
                          Notes                  GBPm           GBPm       GBPm
 ------------------------ ------             ----------    -----------  --------

Revenue                       2                18,429              -     18,429
Other operating income                            193            358        551
Operating costs               3               (15,929)           (59)   (15,988)
Operating profit              2                 2,693            299      2,992

Finance costs                                  (2,773)             -     (2,773)
Finance income                                  2,174              -      2,174
Net finance costs             5                  (599)             -       (599)

Share of post tax losses
of associates and joint
ventures                                          (14)           (25)       (39)

Profit before taxation                          2,080            274      2,354

Taxation                                         (541)            16       (525)

Profit for the year                             1,539            290      1,829

Attributable to:
Equity shareholders                             1,540            290      1,830
Minority interests                                 (1)             -         (1)

Earnings per share            6
             - basic                             18.1p                     21.5p
             - diluted                           17.9p                     21.3p
 ------------------------  ------            ----------    -----------  --------



GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended March 31, 2006


                                                         Year ended March 31
                                                       2006             2005
                                                       GBPm             GBPm

Profit for the year                                   1,548            1,829

Actuarial gains on defined benefit pension            2,122              294
obligations
Net movement on cash flow hedges                       (200)               -
Exchange differences on translation of foreign
operations                                               24               27
Tax on items taken directly to equity                  (588)             (79)

Net gains recognised directly in equity               1,358              242

Total recognised income for the year                  2,906            2,071

Attributable to:
Equity shareholders                                   2,905            2,072
Minority interests                                        1               (1)
                                                      2,906            2,071



The group has adopted IAS 32 and IAS 39, with effect from April 1, 2005. The adoption of IAS 32 and IAS 39 has resulted in a decrease in equity at April 1, 2005 of GBP209 million (net of deferred tax), of which GBPnil was attributable to minority interests.


GROUP CASH FLOW STATEMENT

for the three months and year ended March 31, 2006


                                  Fourth quarter                     Year
                                  ended March 31                ended March 31
                               2006           2005            2006         2005
                                   (unaudited)
                               GBPm           GBPm            GBPm         GBPm

Cash flow from operating
activities
Cash generated from
operations                   2,138          2,076           5,777        5,906
(note 7 (a))
Income taxes paid              (73)          (157)           (390)        (332)
Net cash inflow from
operating                    2,065          1,919           5,387        5,574
activities

Cash flow from investing
activities
Net acquisition of
subsidiaries, associates       (55)          (418)           (167)        (418)
and
joint ventures
Net purchase of property,
plant, equipment              (792)          (735)         (2,874)      (2,945)
and software
Interest received               19            239             185          374
Net sale of short term
investments and non            933            527           3,221        1,249
current asset investments
Net cash received (used)
in                             105           (387)            365       (1,740)
investing activities

Cash flows from financing
activities
Repurchase of ordinary
share                         (106)           (63)           (339)        (193)
capital
Net repayments of
borrowings                    (740)          (121)         (2,946)      (1,292)
and derivatives
Interest paid                 (195)          (342)         (1,086)      (1,260)
Equity dividends paid         (358)          (330)           (907)        (784)
Net cash used in financing
activities                  (1,399)          (856)         (5,278)      (3,529)

Effects of exchange rate
changes                          -             20               -            -
Net increase in cash and
cash                           771            696             474          305
equivalents

Cash and cash equivalents
at                           1,013            614           1,310        1,005
beginning of
period

Cash and cash equivalents,
net
of bank overdrafts, at end   1,784          1,310           1,784        1,310
of period (note 7 (c))

Free cash flow (note 7       1,097          1,144           1,612        2,282
(b))

Decrease in net debt from
cash                           578            333             199          887
flows (note 8 (b))



GROUP BALANCE SHEET

at March 31, 2006


                                              March 31 2006     March 31 2005
                                                       GBPm              GBPm

Non current assets
Goodwill and other intangible assets                  1,641             1,254
Property, plant and equipment                        15,489            15,391
Other non current assets                                 84               133
Deferred tax assets                                     764             1,434
                                                     17,978            18,212

Current assets
Inventories                                             124               106
Trade and other receivables                           4,199             4,269
Other financial assets                                  434             3,634
Cash and cash equivalents                             1,965             1,312
                                                      6,722             9,321

Total assets                                         24,700            27,533

Current liabilities
Loans and other borrowings                            1,940             4,261
Trade and other payables                              6,540             6,763
Other current liabilities                             1,000             1,080
                                                      9,480            12,104

Total assets less current liabilities                15,220            15,429

Non current liabilities
Loans and other borrowings                            7,995             7,744
Deferred tax liabilities                              1,505             1,715
Retirement benefit obligations                        2,547             4,807
Other non current liabilities                         1,566             1,068
                                                     13,613            15,334
Capital and reserves
Called up share capital                                 432               432
Reserves                                              1,123              (387)
Total equity shareholders' funds                      1,555                45
Minority interests                                       52                50
Total equity                                          1,607                95
                                                     15,220            15,429




NOTES


1 Basis of preparation


The preliminary results for the year ended March 31, 2006 have been extracted from the audited consolidated financial statements which have not yet been delivered to the Registrar of Companies but are expected to be published on May 31, 2006.

The financial information set out in this announcement does not constitute statutory accounts for the year ended March 31, 2006 or 2005. The financial information for the year ended March 31, 2006 is derived from the statutory accounts for that year and the comparative financial information has been restated as a result of the adoption of International Financial Reporting Standards (IFRS) as described below. The report of the auditors on the statutory accounts for the year ended March 31, 2006 was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

BT Group plc (the group) is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards as adopted for use by the European Union, with effect from April 1, 2005. On July 28, 2005 the group issued its first quarter results which also included appendices  presenting  and  explaining  the  consolidated  results of the group restated from UK GAAP onto an IFRS basis. It also includes details of the group's principal accounting policies under IFRS and the financial information set out in these preliminary results has been prepared in accordance with those accounting policies. The directors have applied those policies in the preparation of the consolidated financial statements for the year ended March 31, 2006. We have changed to a net basis of presentation for revenue arising from calls to certain of our premium rate services, further details of which are provided in note 12. The group has adopted IAS 39 and IAS 32 prospectively from April 1, 2005. The adoption of IAS 32 and IAS 39 has resulted in a decrease in equity at April 1, 2005 of GBP209 million, net of deferred tax.


2 Results of businesses


(a)                Operating results - primary reporting segments

                       External  Internal    Group   EBITDA        Operating
                       revenue   revenue   revenue      (ii)  profit (loss) (ii)
                          GBPm      GBPm      GBPm     GBPm         GBPm

Fourth quarter ended
March 31, 2006

BT Retail                2,032        91     2,123      213          175
BT Wholesale             1,111     1,233     2,344      963          447
BT Global Services       1,986       383     2,369      311          143
Other                        5         -         5      (56)        (107)
Intra-group items (i)        -    (1,707)   (1,707)       -            -
               Total     5,134         -     5,134    1,431          658

Fourth quarter ended
March 31, 2005
(restated - see below)
BT Retail                2,066        83     2,149      197          159
BT Wholesale               973     1,314     2,287      984          499
BT Global Services       1,775       385     2,160      301          153
Other                        6         -         6      (42)        (116)
Intra-group items (i)        -    (1,782)   (1,782)       -            -
               Total     4,820         -     4,820    1,440          695

Year ended
March 31, 2006
BT Retail                8,119       333     8,452      791          644
BT Wholesale             4,226     5,006     9,232    3,894        1,992
BT Global Services       7,151     1,481     8,632    1,001          363
Other                       18         -        18     (169)        (366)
Intra-group items (i)        -    (6,820)   (6,820)       -            -
               Total    19,514         -    19,514    5,517        2,633

Year ended
March 31, 2005
(restated - see below)
BT Retail                8,430       268     8,698      754          607
BT Wholesale             3,820     5,275     9,095    3,864        1,950
BT Global Services       6,154     1,334     7,488      961          411
Other                       25         -        25      (42)        (275)
Intra-group items (i)        -    (6,877)   (6,877)       -            -
               Total    18,429         -    18,429    5,537        2,693


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii) Before specific items.


We have reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.


2 Results of businesses continued

(b) Revenue analysis


                          ------------------------               -------------
                             Fourth quarter ended                 Year ended
                                   March 31                        March 31
                         ------------------------                -------------
                      2006      2005   Better (worse)           2006      2005
                      GBPm      GBPm      GBPm        %         GBPm      GBPm

Traditional          3,283     3,374      (91)      (3)       13,232    13,879
New wave             1,851     1,446      405       28         6,282     4,550
                     5,134     4,820      314        7        19,514    18,429

Major Corporate      1,922     1,693      229       14         6,880     5,936
Business               587       601      (14)      (2)        2,324     2,442
Consumer             1,312     1,373      (61)      (4)        5,296     5,599
Wholesale/Carrier    1,308     1,147      161       14         4,996     4,427
Other                    5         6       (1)     (17)           18        25
                     5,134     4,820      314        7        19,514    18,429

(c)                New wave revenue analysis

                           ------------------------             -------------
                             Fourth quarter ended           Year ended March 31
                                  March 31
                          ------------------------              -------------
                        2006     2005   Better (worse)         2006       2005
                        GBPm     GBPm     GBPm      %          GBPm       GBPm

Networked IT services  1,214      995      219     22         4,065      3,066
Broadband                421      292      129     44         1,459        930
Mobility                  82       58       24     41           292        205
Other                    134      101       33     33           466        349
                       1,851    1,446      405     28         6,282      4,550


(d) Capital expenditure(1) on property, plant, equipment, software and motor vehicles:

                              ------------------------           -------------
                                 Fourth quarter ended        Year ended March 31
                                     March 31
                              ------------------------           -------------
                           2006    2005   Better (worse)        2006      2005
                           GBPm    GBPm    GBPm       %         GBPm      GBPm

BT Retail                    53      54       1       2          153       170
BT Wholesale
Access                      227     225      (2)     (1)         950     1,036
Switch                        5      14       9      64           32       100
Transmission                 43      62      19      31          186       230
Products/systems support    316     141    (175)   (124)         845       615
                            591     442    (149)    (34)       2,013     1,981

BT Global Services          220     159     (61)    (38)         702       605
Other (including fleet
vehicles and property)      109      89     (20)    (22)         274       255
                  Total     973     744    (229)    (31)       3,142     3,011


(1)Capital expenditure, which is recognised on an accruals basis, includes computer software which is classified within intangible assets.


3                  Operating costs


                                          Fourth quarter          Year ended
                                              ended
                                            March 31               March 31
                                         2006      2005         2006      2005
                                         GBPm      GBPm         GBPm      GBPm

Net staff costs1 before leaver costs      986       980        3,933     3,666
Leaver costs                               67        44          133       166
Net staff costs                         1,053     1,024        4,066     3,832
Depreciation and amortisation             773       745        2,884     2,844
Payments to telecommunication           1,015       893        4,045     3,725
operators
Other operating costs                   1,713     1,502        6,113     5,528
Total before specific items             4,554     4,164       17,108    15,929
Specific items (note 4)                    56        29          138        59
                              Total     4,610     4,193       17,246    15,988


1  Net staff costs comprise gross staff costs less own work capitalised.


4                    Specific items

BT will continue to separately identify and disclose any material one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. "Specific items" may not be comparable to similarly titled measures used by other companies. Items which have been considered material one off or unusual in nature include disposals of businesses and investments, business restructuring and property rationalisation programmes. Specific items were previously referred to as exceptional items under UK GAAP.


                                          Fourth quarter ended     Year ended
                                                March 31            March 31
                                            2006       2005       2006    2005
                                            GBPm       GBPm       GBPm    GBPm

Operating costs (income)
Creation of Openreach                          -          -         70       -
Property rationalisation costs                56         29         68      59
Profit on sale of non current asset
investments                                    -        (46)         -    (358)
Specific net operating costs (income)         56        (17)       138    (299)
Impairment of assets in joint ventures         -          -          -      25
Profit on sale of joint ventures              (1)         -         (1)      -
Total specific items before tax               55        (17)       137    (274)


5 Net finance costs
                                         Fourth quarter           Year ended
                                             ended
                                            March 31               March 31
                                         2006      2005         2006      2005
                                         GBPm      GBPm         GBPm      GBPm

Finance costs1 before pension             186       259          924     1,053
interest
Interest on pension scheme                454       430        1,816     1,720
liabilities
Finance costs                             640       689        2,740     2,773

Finance income2 before pension income     (22)      (69)        (198)     (256)
Expected return on pension scheme
assets                                   (517)     (479)      (2,070)   (1,918)
Finance income                           (539)     (548)      (2,268)   (2,174)

Net finance costs                         101       141          472       599


1 Finance costs in the fourth quarter and year ended March 31, 2006 include a GBP4 million net credit and GBP8 million net charge, respectively, arising from the re-measurement of financial instruments which are not in hedging relationships on a fair value basis.

2 Finance income for the year ended March 31, 2006 includes the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond amounting to GBP27 million.


6                    Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account. The average number of shares in the periods were:



                           Fourth quarter                     Year ended
                           ended March 31                       March 31
                          2006         2005                2006          2005
                          Millions of shares              Millions of shares

Basic                    8,354        8,493               8,422         8,524
Diluted                  8,473        8,576               8,537         8,581




7 (a) Reconciliation of profit to cash generated from operations


                                           Fourth quarter         Year ended
                                           ended March 31          March 31
                                           2006     2005         2006     2005
                                           GBPm     GBPm         GBPm     GBPm

Profit before tax                           507      577        2,040    2,354
Depreciation and amortisation               773      745        2,884    2,844
Associates and joint ventures                (5)      (6)         (16)      39
Net finance costs                           101      141          472      599
Profit on disposal of property
assets and non                                -      (24)           -     (358)
current asset investments
Changes in working capital                  705      620          120      253
Provisions movements, pensions
and other                                    57       23          277      175
Cash generated from operations            2,138    2,076        5,777    5,906


7 (b) Free cash flow
                                          Fourth quarter        Year ended
                                          ended March 31          March 31
                                          2006     2005         2006      2005
                                          GBPm     GBPm         GBPm      GBPm

Cash generated from operations           2,138    2,076        5,777     5,906
Income taxes paid                          (73)    (157)        (390)     (332)
Net cash inflow from operating
activities                               2,065    1,919        5,387     5,574
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment                                 (792)    (735)      (2,874)   (2,945)
and software
Net sale (purchase) of non current
asset investments                            -       62           (1)      537
Dividends received from associates           -        1            1         2
Interest received                           19      239          185       374
Included in cash flows from financing
activities
Interest paid                             (195)    (342)      (1,086)   (1,260)
Free cash flow                           1,097    1,144        1,612     2,282



Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.


(c) Cash and cash equivalents


                                                               At March 31
                                                         2006             2005
                                                         GBPm             GBPm

Cash at bank and in hand                                  511              206
Short term deposits                                     1,454            1,106
Cash and cash equivalents                               1,965            1,312
Bank overdrafts                                          (181)              (2)
                                                        1,784            1,310



8 Net debt

Net debt at March 31, 2006 was GBP7,534 million (March 31, 2005 - GBP7,893 million)

Net debt consists of borrowings less financial assets and cash and cash equivalents. Borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. Financial assets and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method that is required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements. It is not a measure recognised under IFRS but is used by management in order to assess operational performance.



(a) Analysis


                                                                 At March 31
                                                                2006      2005
                                                                GBPm      GBPm

Loans and other borrowings                                     9,935    12,005
Cash and cash equivalents                                     (1,965)   (1,312)
Other current financial assets1                                 (365)   (3,491)
                                                               7,605     7,202
Adjustments:
To retranslate currency denominated balances at swapped
rates where hedged                                               121       691

To recognise investments and borrowings at net proceeds and
unamortised discount                                            (192)        -
Net debt                                                       7,534     7,893


After allocating the element of the adjustments which impact loans and other borrowings, gross debt at March 31, 2006 was GBP9,686 million (March 31, 2005 - GBP12,696 million).

1 Excluding derivative financial instruments of GBP69 million and GBP143 million at March 31, 2006 and March 31, 2005, respectively.



(b) Reconciliation of net cash flow to movement in net debt


                                       Fourth quarter ended        Year ended
                                             March 31              March 31
                                         2006       2005        2006     2005
                                         GBPm       GBPm        GBPm     GBPm

Net debt at beginning of period         8,113      8,046       7,893    8,530
Decrease in net debt resulting from
cash flows                               (578)      (333)       (199)    (887)
Net debt assumed or issued on
acquisitions                               (1)       159           -      159
Currency movements                        (10)       (18)        (75)       2
Other non-cash movements                   10         39         (85)      89
Net debt at end of period               7,534      7,893       7,534    7,893



9 Changes in equity


                                                                  Year ended
                                                                    March 31
                                                                2006      2005
                                                                GBPm      GBPm

Shareholders' funds (deficit)                                     45    (1,085)
Minority interests                                                50        46
                                                                  95    (1,039)
Effect of adoption of IAS 32 and IAS 39 (net of deferred tax)   (209)        -

Deficit at beginning of year                                    (114)   (1,039)

Total recognised income for the year                           2,906     2,071
Share based payments                                              65        20
Issues of shares                                                   4         1
Net purchase of treasury shares                                 (344)     (176)
Dividends on ordinary shares                                    (912)     (786)
Movement in minority interest                                      2         4
Net changes in equity for the financial year                   1,721     1,134

Equity at end of year
Shareholders' funds                                            1,555        45
Minority interests                                                52        50
Total equity                                                   1,607        95



10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)


                                 Fourth quarter ended       Year ended March 31
                                        March 31
                                    2006       2005            2006       2005
                                    GBPm       GBPm            GBPm       GBPm

Operating profit                     602        712           2,495      2,992
Specific items (note 4)               56        (17)            138       (299)
Depreciation and amortisation
(note 3)                             773        745           2,884      2,844
EBITDA before specific items       1,431      1,440           5,517      5,537


Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.


11 Dividends

The directors recommend a final dividend of 7.6 pence per share (6.5 pence last year). This will be paid, subject to shareholder approval, on September 11, 2006 to shareholders who were on the register at August 18, 2006. This final dividend, amounting to GBP632 million (GBP551 million last year) has not been included as a liability as at March 31, 2006. It will be recognised as an appropriation of retained earnings within shareholders' equity in the quarter ended September 30, 2006. This takes the total proposed dividend in relation to the year to 11.9 pence per share (10.4 pence last year).

12 Change in presentation

The group has historically recognised all revenue arising from calls to our premium rate numbers on a gross basis, with amounts paid to the service providers recorded separately within operating costs. In light of the transition to IFRS and changing market practice we have reviewed the presentation of these arrangements. We have changed our presentation to a net basis for those calls where we provide basic transmission and connectivity services only. For calls where we add value by providing interactivity and a more significant and valuable part of the service, the associated revenue will continue to be reported on a gross basis.

Whilst reducing revenue and operating costs this change has had no impact on reported profit, cash flows or the balance sheet. The impact on revenue and operating costs was GBP64 million for the quarter and GBP235 million for the year ended March 31, 2006. The impact on revenue and operating costs was GBP50 million and GBP194 million for the fourth quarter and year ended March 31, 2005, respectively, as shown below.


Re-presentation of revenue for the fourth quarter and year ended March 31, 2005


                            Fourth quarter ended                 Year ended
                               March 31, 2005                 March 31, 2005
                        As previously         As       As previously        As
                             reported  Adjusted             reported  Adjusted
                                 GBPm      GBPm                 GBPm      GBPm

Revenue by line of business
BT Retail                       2,080     2,066                8,490     8,430
BT Wholesale                      973       973                3,820     3,820
BT Global Services              1,811     1,775                6,288     6,154
Other                               6         6                   25        25
                                4,870     4,820               18,623    18,429
Revenue by product
Traditional                     3,424     3,374               14,073    13,879
New wave                        1,446     1,446                4,550     4,550
                                4,870     4,820               18,623    18,429
Revenue by line of business
Consumer                        1,382     1,373                5,637     5,599
Business                          606       601                2,464     2,442
Major corporate                 1,728     1,693                6,069     5,936
Wholesale/carrier               1,148     1,147                4,428     4,427
Other                               6         6                   25        25
                                4,870     4,820               18,623    18,429



13 Pensions

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the income statement charge represents the contribution payable by the group based upon a fixed percentage of employees' pay. The total pension costs of the group in the year, included within the staff costs, in the year was GBP603 million (2005: GBP540 million), of which GBP552 million (2005: GBP507 million) related to the group's main defined benefit pension scheme, the BTPS.

The  increase  in  the  pension  cost  in  the  year  principally  reflects  the introduction  part  way  through  the  last  year of  Smart  Pensions,  a salary sacrifice scheme under which employees elect to stop making employee contributions and for the company to make additional contributions in return for a reduction in gross contractual pay.

The pension cost applicable to the group's main defined contribution scheme in the year ended 31 March 2006 was GBP19 million (2005: GBP11 million) and GBP2 million (2005: GBP1 million) of contributions to the scheme were outstanding at 31 March 2006.

The group occupies two properties owned by the BTPS scheme on which an annual rental of GBP2 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2006, the UK equities included 15 million (2005: 17 million) ordinary shares of the company with a market value of GBP33 million (2005: GBP36 million).


IAS  19 accounting valuation

In accordance with the amendments to IAS 19 'Employee Benefits' the disclosures below are provided prospectively from last year. BT has applied the accounting requirements of IAS 19 as follows:

- scheme assets are measured at market value at the balance sheet date

- scheme liabilities are measured using a projected unit credit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability

- actuarial gains and losses are recognised in full in the period in which they occur, outside of the income statement, in retained earnings and presented in the statement of recognised income and expense.


The financial assumptions used for the purpose of the actuarial accounting valuations of the BTPS under IAS 19 at March 31, 2006 are:


                                                 Real rates       Nominal rates
                                                (per annum)        (per annum)
                                               2006    2005       2006    2005
                                                  %       %          %       %

Rate used to discount liabilities              2.19    2.63       5.00    5.40
Average future increases in wages and          0.75*   1.00       3.52    3.73
salaries
Average increase in pensions in payment and
deferred pensions                                 -       -       2.75    2.70
Inflation - average increase in retail price
index                                             -       -       2.75    2.70


* There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.


The net pension obligation is set out below:


               At March 31, 2006                        At March 31, 2005

              Assets      Present  Deficit       Assets      Present   Deficit
                         value of                           value of
                      liabilities                        liabilities
                GBPm         GBPm     GBPm         GBPm         GBPm      GBPm

BTPS          35,550       38,005    2,455       29,550       34,270     4,720
Other schemes     90          182       92           78          165        87
              35,640       38,187    2,547       29,628       34,435     4,807
Deferred tax
asset at 30%                          (764)                             (1,434)
Net pension
obligation                           1,783                               3,373


Amounts recognised in the income statement on the basis of the above assumptions in respect of the defined benefit pension obligations are as follows:


                                                                 Year ended
                                                                   March 31
                                                             2006         2005
                                                             GBPm         GBPm

Current service cost                                          603          540
Total operating charge                                        603          540
Expected return on pension scheme assets                   (2,070)      (1,918)
Interest on pension scheme liabilities                      1,816        1,720
Net finance income                                           (254)        (198)
Total amount charged to the income statement                  349          342


Actuarial gains and losses have been recognised in the statement of recognised income and expense and the cumulative gain recognised is GBP2,416 million at March 31, 2006 (2005: GBP294 million). The actual return on plan assets was GBP6,925 million (2005: GBP3,582 million).


Changes in the present value of the defined benefit pension obligation are as follows:

                                                                 At March 31
                                                           2006          2005
                                                           GBPm          GBPm

Opening defined benefit pension obligation              (34,435)      (32,125)
Service cost                                               (568)         (507)
Interest cost                                            (1,816)       (1,720)
Contributions by employees                                  (21)          (50)
Actuarial losses                                         (2,733)       (1,370)
Obligation on acquisition of subsidiaries                     -           (25)
Benefits paid                                             1,385         1,364
Exchange differences                                          1            (2)
Closing defined benefit pension obligation              (38,187)      (34,435)


The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain.

Changes in the fair value of plan assets are as follows:

                                                             At March 31
                                                           2006          2005
                                                           GBPm          GBPm

Opening fair value of plan assets                        29,628        26,963
Expected return                                           2,070         1,918
Actuarial gains                                           4,855         1,664
Contributions by employer                                   452           382
Contributions by employees                                   21            50
Assets on acquisition of subsidiaries                         -            15
Benefits paid                                            (1,385)       (1,364)
Exchange differences                                         (1)            -
Closing fair value of plan assets                        35,640        29,628


The expected long term rate of return and fair values of the assets of the BTPS at 31 March were:



                         At March 31, 2006                At March 31, 2005
                      Expected     Asset fair          Expected     Asset fair
                long-term rate       value       long-term rate        value
                     of return                        of return
                   (per annum)                       (per annum)
                             %   GBPbn      %                 %   GBPbn      %

UK equities                7.4     9.9     28               8.0     9.6     32
Non-UK                     7.4    12.5     35               8.0     9.0     30
equities
Fixed-interest
securities                 4.9     5.6     16               5.4     4.6     16
Index-linked
securities                 4.1     3.2      9               4.4     2.8     10
Property                   5.8     4.4     12               6.8     3.6     12
Cash and other             4.0   -       -                  4.0   -       -
                           6.5    35.6    100               7.1    29.6    100



The assumption for the expected return in scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The long-term expected rate of return on investment does not affect the level of the deficit but does affect the expected return on pension scheme assets within the net finance income.


The history of experience gains and losses are as follows:


                                                                 At March 31
                                                              2006        2005
                                                              GBPm        GBPm

Present value of defined benefit obligation                 38,187      34,435
Less fair value of plan assets                              35,640      29,628
Net pension obligation                                       2,547       4,807

Experience adjustment on defined benefit obligation           (527)       (437)
Percentage of the present value of the defined benefit
obligation                                                     1.4%        1.3%
Experience adjustment on plan assets                         4,855       1,664
Percentage of the plan assets                                 13.6%        5.6%


The group expects to contribute approximately GBP630 million to BTPS, including GBP232 million of deficiency contributions, in the year ending March 31, 2007.

The mortality assumption has been updated to reflect experience and expected future improvements in life expectancy after retirement at 60 years of age. The average life expectancy assumptions are as follows:


                                                     2006                 2005
                                          Number of years      Number of years

Male                                                 23.8                 23.3
Female                                               25.4                 25.0
Future improvement every 10 years                     1.0                  0.5



The assumed discount rate, salary increases and mortality all have a significant effect on the IAS 19 accounting valuation. The following table shows the sensitivity of the valuation to changes in these assumptions.


                                                         Impact on deficit
                                                         Increase (decrease)

                                                         GBPbn

0.25 percentage point increase to:
- discount rate                                          (1.4)
- salary increases                                        0.3
Additional 1.0 year increase to life expectancy           1.5


14 United States Generally Accepted Accounting Principles (US GAAP)


The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.


                                   Fourth quarter ended              Year ended
                                       March 31                       March 31
                                    2006           2005          2006     2005

Net income attributable to           227            314         1,063    1,297
shareholders (GBPm)

Earnings per ADS (GBP)
            - basic                 0.27           0.37          1.26     1.52
            - diluted               0.27           0.37          1.25     1.51


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is a GBP158 million deficit at March 31, 2006 (March 31, 2005 - GBP584 million deficit).


15 Reconciliation of UK GAAP to IFRS for comparative periods

On July 28, 2005 the group issued its first quarter results which also included appendices presenting and explaining the consolidated results of the group restated from UK GAAP onto an IFRS basis for the year ended March 31, 2005, the three months ended June 30, 2004 and the balance sheet as at April 1, 2004 and June 30, 2004. The group has adopted IAS 39 and IAS 32 prospectively from April 1, 2005 and a reconciliation of the group's IFRS balance sheet from March 31, 2005 to April 1, 2005 was also included in the IFRS information presented with the first quarter results. The first quarter results are available on the group's website at www.btplc.com/Sharesandperformance

Reconciliations of the group's results from UK GAAP to IFRS as at, and for the periods ended June 30, September 30 and December 31, 2004 were included in the first, second and third quarter results that were issued on July 28, 2005, November 10, 2005 and February 9, 2006, respectively, and are also available on the group's website at www.btplc.com/Sharesandperformance.

In this preliminary announcement the group is also presenting a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter ended March 31, 2005) together with the equity at the end of the comparable period (March 31, 2005).


(a) Reconciliation of profit between UK GAAP and IFRS


                                               Notes            Fourth quarter
                                                                ended March 31
                                                                          2005
                                                                          GBPm

Profit attributable to shareholders
under UK GAAP                                                              435

Effect of transition to IFRS (net of deferred
tax)
Pensions                                       i                            22
Goodwill                                       ii                            4
Share based payments                           iii                          (6)
Leases                                         iv                          (18)
Other                                                                        3
Profit attributable to shareholders
under IFRS                                                                 440


(b) Reconciliation of equity between UK GAAP and IFRS

                                                         Notes     At March 31
                                                                          2005
                                                                          GBPm

Total equity under UK GAAP                                               3,901

Effect of transition to IFRS (net of deferred tax)
Pensions                                                 i              (4,092)
Goodwill                                                 ii                 16
Share based payments                                     iii                 7
Leases                                                   iv               (288)
Dividends                                                v                 551

Total equity under IFRS                                                     95




i Pensions

Cumulative actuarial gains and losses in respect of the group's defined benefit pension schemes have been recognised in full on transition to IFRS (April 1, 2004). Actuarial gains and losses arising from the transition date are being recognised immediately in reserves, in accordance with the amended version of IAS 19 "Employee Benefits". The income statement charge is split between an operating charge and a net finance charge. The charge to operating costs in respect of pensions has increased by GBP17 million for the fourth quarter ended March 31, 2005 and net finance income has increased by GBP49 million for the fourth quarter ended March 31, 2005, giving rise to an overall increase in earnings of GBP32 million for the quarter ended March 31, 2005. The associated deferred tax benefit recognised in the income statement for the quarter ended March 31, 2005 was GBP10 million. A pension liability was recognised at March 31, 2005 of GBP4,807 million and associated deferred tax asset of GBP1,434 million. This was offset by the reversal of provisions and other creditors of GBP44 million. The pension prepayment of GBP1,118 million on the UK GAAP balance sheet has also been reversed including the associated deferred tax liability of GBP329 million. The net effect has been a reduction in shareholders' funds of GBP4,092 million.

ii Goodwill

The group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 "Business Combinations" requires that goodwill arising from business combinations should not be amortised. Accordingly, the UK GAAP goodwill amortisation charge of GBP4 million for the quarter ended March 31, 2005 has been reversed. There is no tax impact.

iii Share based payments

Under IFRS 2 "Share based payment", an expense must be recognised in the income statement for all share based payments. This expense is based on the fair value at the date of the award, using an option pricing model, and is charged to the income statement over the related performance period. This has resulted in an increased operating charge for the quarter ended March 31, 2005 of GBP8 million. The credit entry for the share based payments is recognised directly in reserves as the awards are equity settled, therefore there is no overall impact on shareholders' equity. The associated deferred tax benefit recognised in the income statement for the quarter ended March 31, 2005 was GBP2 million.

iv Leases

Under IAS 17 "Leases" the buildings element of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under the group's sale and operating leaseback transactions are recognised on a straight line basis. For those properties reclassified as finance leases, profit before tax for the quarter ended March 31, 2005 has been reduced by GBP3 million as a result of the recognition of depreciation and finance lease interest expense and the removal of the UK GAAP operating lease charges. Recognising the operating lease charges on a straight line basis has further reduced profit before tax for the quarter ended March 31, 2005 by GBP22 million. The associated deferred tax benefit recognised in the income statement for the quarter ended March 31, 2005 was GBP7 million. Those properties reclassified as finance leases have been capitalised and are included within property, plant and equipment at the lower of the present value of the minimum lease payments or the fair value of the lease asset, which was GBP90 million at March 31, 2005. The associated finance lease obligation has also been recognised, being GBP107 million at March 31, 2005. The excess of the sales proceeds over the previous carrying value has deferred, and will be recognised in the income statement over the lease term. The deferred gain recognised in deferred income at March 31, 2005 was GBP42 million. Where the operating lease rentals are recognised on a straight line basis, the difference between the amounts recognised in the income statement and the lease payments is recognised other payables, and amounted to GBP352 million at March 31, 2005. A deferred tax liability of GBP123 million at March 31, 2005 has been recognised. The net effect of the above has been a reduction in equity of GBP288 million at March 31, 2005.


v Dividends

Under UK GAAP the dividend charge was recognised in the profit and loss account in the period to which it related. Under IFRS, dividends are not recognised in the income statement but directly within reserves. The final dividend is recognised only when it has been declared and approved by the company in a general meeting. Therefore the final dividend liability of GBP551 million has been reversed because it was paid after March 31, 2005.


Forward-looking statements - caution advised


Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in earnings per share and dividends; growth in new wave revenue, mainly from networked IT services, broadband and mobility growth; EBITDA improvement, and acceleration of EBITDA growth in BT Global Services; implementation of BT's 21st Century Network and the national migration programme; expectations regarding progressive dividend policy, dividend payout ratio and cost savings; improving shareholder returns; and accelerating transformation of the business.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date     18 May 2006